FINANCIAL STATEMENTS

YEARS ENDED

SEPTEMBER 30, 2005, 2004, and 2003

(Expressed in Canadian Dollars)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Taseko Mines Limited

We have audited the consolidated balance sheets of Taseko Mines Limited as of September 30, 2005 and 2004 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Taseko Mines Limited as of September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3(f) to the consolidated financial statements, the Company changed its method of accounting for site closure and reclamation costs in the year ended September 30, 2005.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
December 14, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	September 30
	2005	2004
		(restated - note 3(f))
Assets

Current assets
Cash and equivalents (note 3(a))	$21,728,789	$14,892,947
Accounts receivable	6,746,378	2,766,184
Advances to related parties (note 14)	–	194,857
Concentrate inventory	16,284,800	–
Supplies inventory	4,589,431	–
Prepaid expenses	1,914,214	210,015
Current portion of future income taxes (note 12)	4,479,000	–
Current portion of promissory note (note 5(f))	2,637,499	–
	58,380,111	18,064,003
Restricted cash (note 5(a))	5,000,000	–
Mineral properties, plant and equipment (note 6)	9,916,992	26,982,979
Assets under capital leases (note 7)	20,794,000	–
Reclamation deposits (note 3(f))	18,281,420	17,647,056
Promissory note (note 5(f))	69,680,355	68,172,380
Future income taxes (note 12)	8,944,000	–
	$190,996,878	$130,866,418

Liabilities and Shareholders' Equity

Current liabilities
Operating line of credit (note 9)	$–	$1,857,740
Accounts payable and accrued liabilities	12,580,463	14,578,172
Advances from related parties (note 14)	105,067	–
Current portion of vehicle loans (note 9)	214,715	–
Current portion of capital lease obligation (note 8)	2,092,334	–
Current portion of deferred revenue	14,748,000	175,000
Current portion of royalty obligation	2,637,499	–
Income taxes (note 12)	19,645,000	23,744,000
	52,023,078	40,354,912
Vehicle loans (note 9)	181,901	–
Capital lease obligation (note 8)	12,984,805	–
Royalty obligation (note 5(f))	66,153,298	67,357,000
Deferred revenue (note 5(f))	1,400,000	1,575,000
Site closure and reclamation costs (note 11)	17,314,000	15,740,000
	150,057,082	125,026,912

Shareholders' equity
Share capital (note 10)	160,829,442	150,481,429
Convertible debenture (note 10(c))	21,652,703	20,577,225
Tracking preferred shares (note 4)	26,641,948	26,641,948
Contributed surplus (note 10(f))	5,334,614	4,947,588
Deficit	(173,518,911)	(196,808,684)
	40,939,796	5,839,506
Nature of operations (note 1)
Commitments (notes 5, 6, 8 and 9)
Subsequent event (note 10(e))
	$190,996,878	$130,866,418

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended September 30
	2005	2004	2003
		(restated -	(restated -
		note 3(f))	note 3(f))

Revenue
Copper	$71,945,925	$–	$–
Molybdenum	15,692,375	–	–
	87,638,300	–	–
Cost of sales	(57,799,558)	–	–
Treatment and transportation	(13,548,560)	–	–
Amortization	(2,657,165)	(17,296)	(42,564)
	13,633,017	(17,296)	(42,564)

Expenses (income)
Accretion of reclamation obligation	1,574,000	1,431,000	1,300,000
Exploration	505,586	4,597,968	2,024,671
Foreign exchange	34,080	–	–
Loss (gain) on sale of equipment	2,160,992	–	(131,638)
General and administration	2,411,688	2,693,067	1,057,588
Interest and other income	(10,547,609)	(5,154,209)	(721,480)
Interest expense	3,175,353	–	–
Premium paid for acquisition of Gibraltar Reclamation
Trust Limited Partnership	–	5,095,249	–
Refinery project	–	–	500,000
Restart project	6,346,650	14,982,008	–
Stock-based compensation (note 10(d))	1,129,026	5,172,244	65,344
Write down of mineral property acquisition costs (note 5(c))	–	28,810,296	–
	6,789,766	57,627,623	4,094,485

Earnings (loss) before income taxes	6,843,251	(57,644,919)	(4,137,049)
Current income tax recovery (expense) (note 12)	4,099,000	(23,744,000)	–
Future income tax recovery (expense) (note 12)	13,423,000	–	–

Earnings (loss) for the year	$24,365,251	$(81,388,919)	$(4,137,049)

Earnings (loss) per share
Earnings (loss) per common share - basic (notes 3(j) and 10)	$0.23	$(1.09)	$(0.09)
Earnings (loss) per common share - diluted (notes 3(j) and 10)	$0.21	$(1.09)	$(0.09)

Weighted average number of common shares outstanding
Basic	100,021,655	75,113,426	46,984,378
Diluted	110,732,926	75,113,426	46,984,378

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended September 30
	2005	2004	2003
Deficit, beginning of year
As originally reported	$(202,711,632)	$(121,069,356)	$(116,670,020)
Adjustment for asset retirement obligation (note 3(f))	5,902,948	6,627,296	7,253,832
As restated	(196,808,684)	(114,442,060)	(109,416,188)
Earnings (loss) for the year	24,365,251	(81,388,919)	(4,137,049)
Accretion expense on convertible debenture	(1,075,478)	(977,705)	(888,823)

Deficit, end of year	$(173,518,911)	$(196,808,684)	$(114,442,060)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended September 30
	2005	2004	2003
		(restated -	(restated -
Cash provided by (used for)		note 3(f))	note 3(f))

Operating activities
Earnings (loss) for the period	$24,365,251	$(81,388,919)	$(4,137,049)
Items not involving cash
Loss (gain) on sale of equipment	2,160,992	–	(131,638)
Amortization and accretion	2,657,165	17,296	42,564
Accretion of reclamation obligation	1,574,000	1,431,000	1,300,000
Stock-based compensation	1,129,026	5,172,244	65,344
Future income taxes	(13,423,000)	–	–
Write down of mineral property acquisition costs	–	28,810,296	–
Acquisition premium paid for
Gibraltar Engineering Services Limited Partnership	–	–	500,000
Gibraltar Reclamation Trust Limited Partnership	–	5,095,249	–
Shares issued for loan guarantee	–	450,000	–
Shares issued pursuant to farmout agreement	–	935,000	–
Changes in non-cash operating working capital
Accounts receivable	(3,980,194)	(1,792,899)	(743,422)
Inventories	(20,874,231)	–	–
Prepaids	(1,704,199)	–	–
Accrued interest income on promissory note	(4,145,474)	–	–
Accounts payable and accrued liabilities	(1,997,709)	12,720,432	288,452
Deferred revenue	14,398,000	1,750,000	–
Accrued interest expense on royalty obligation	1,433,797	–	–
Income taxes	(4,099,000)	23,744,000	–
	(2,505,576)	(3,056,301)	(2,815,749)

Investing activities
Purchase of property, plant and equipment	(8,263,188)	(26,928,697)	(135,193)
Proceeds received on sale of property, plant and equipment	22,067,711	–	160,000
Restricted cash	(5,000,000)	–	–
Funds advanced on promissory note	–	(68,172,380)	–
Reclamation deposits	–	(401,311)	2,500,000
Accrued interest income on reclamation deposits	(634,364)	(488,471)	(680,750)
	8,170,159	(95,990,859)	1,844,057

Financing activities
Principal repayments under capital lease obligation	(7,273,554)	–	–
Bank operating loan	(1,857,740)	(135,656)	(6,604)
Vehicle loans	396,616	–	–
Advances from related parties	299,924	29,681	(3,693,706)
Common shares issued for cash, net of issue costs	9,606,013	27,167,069	4,057,119
Proceeds on sale of royalty	–	67,357,000	–
Advances from Gibraltar Reclamation Trust Limited Partnership	–	17,097,792	–
Advances from Gibraltar Engineering Services Limited Partnership	–	–	3,000,000
	1,171,259	111,515,886	3,356,809

Increase in cash and equivalents	6,835,842	12,468,726	2,385,117
Cash and equivalents, beginning of year	14,892,947	2,424,221	39,104
Cash and equivalents, end of year	$21,728,789	$14,892,947	$2,424,221

Supplementary cash flow disclosures (note 13)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

1.	Nature of operations

Taseko Mines Limited ("Taseko" or the "Company") is a public company incorporated under the laws of the Province of British Columbia. At September 30, 2005, the Company's principal business activities related to the operations of the Gibraltar Copper Mine, and exploration on the Company’s 100% owned Gibraltar-area exploration properties, the Prosperity Gold-Copper Property, and the Harmony Gold Property. The Gibraltar mine and the Prosperity gold property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony gold property is located on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), British Columbia.

The recoverability of the amounts shown for the Gibraltar mine and related plant and equipment and supplies inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company is exploring its Prosperity and Harmony mineral properties and has not yet determined the existence of economically recoverable reserves. The Company’s continuing operations are dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 15. These consolidated financial statements include the accounts of Taseko, its wholly-owned subsidiaries, Gibraltar Mines Ltd. (note 5(a)) and 688888 BC Ltd., and its 70% owned subsidiary Cuisson Lake Mines Ltd.

All material intercompany accounts and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Revenue recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

adjustment upon final settlement of shipment weights, assays and estimated metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

(c)	Inventory

Concentrate inventory is valued at the lower of cost and net realizable value.

Supplies inventory is valued at the lower of average cost and replacement cost.

(d)	Property, plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Mining and milling assets are amortized using the units of production method based on tons mined and milled, respectively, divided by the estimated tonnage to be recovered in the mine plan. Amortization for all other assets is calculated using the declining balance method at rates ranging from 10% to 50% per annum.

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements which extend the useful life of the asset are capitalized.

The costs of removing overburden and waste material to access mineral deposits, referred to as "stripping costs", are considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.

(e)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the standby care and maintenance period and restart at the Gibraltar mine were expensed as incurred, net of revenues earned during such period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement and announcement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

(f)	Site closure and reclamation costs

Effective October 1, 2004, the Company adopted the CICA’s Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). HB 3110 requires the recognition of any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.

These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

The Company adopted HB 3110 retroactively, with restatement of prior periods presented. Adoption of HB 3110 resulted in a decrease in supplies inventory of $2,277,397, a decrease in property, plant and equipment of $8,779,655, a decrease in provision for site closure and reclamation of $16,960,000 and a decrease in opening deficit of $5,902,948 as of October 1, 2004. Net loss for the years ended September 30, 2004 and 2003 has been increased by $724,348 and $626,536 respectively.

At September 30, 2005, the Company had cash reclamation deposits totalling $18,281,420 (2004 – $17,647,056) comprised of $18,091,078 (2004 – $17,456,714) for the Gibraltar mine, $15,342 (2004 – $15,342) for the Prosperity project, and $175,000 (2004 – $175,000) for the Harmony project.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

(g)	Impairment of long-lived assets

Long-lived assets, including mineral property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(h)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue shares was reached.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(i)	Stock-based compensation

The Company has a share option plan which is described in note 10(d). The Company records all stock-based payments granted on or after October 1, 2002 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(k)	Earnings per common share

Basic earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share includes the underlying common shares to the tracking preferred shares and convertible debenture on an if-converted basis and assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In periods of loss, under the treasury stock method, the basic and diluted loss per share are the same as the effect of common shares issuable upon the exercise of warrants, and stock options of the Company would be the same.

Earnings (loss) per common share reflects the accretion expense on convertible debentures of $1,075,478 (2004 – $977,705; 2003 – $888,823), which is charged directly to deficit.

(l)	Variable interest entities

Effective October 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as management has concluded the Company does not have any VIE’s.

(m)	Fair value of financial instruments

The carrying amounts of cash and equivalents, accounts receivable, prepaid expenses, reclamation deposits, bank operating loan, and accounts payable and accrued liabilities approximate their fair values due to their short term nature.

At September 30, 2005, the carrying values of the promissory note, capital lease obligations, restricted cash, vehicle loans, and the royalty obligation approximate their fair values.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

The fair values of the convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair values of the advances due to/from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. Details of the terms of these financial instruments are disclosed in these notes to the financial statements.

(n)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and plant and equipment, the balances of reclamation liability and capital lease obligation, income taxes, valuation allowances for future income tax assets, rates for amortization, the assumptions used in computing stock-based compensation, the fair value of the option to convert the debenture into common shares and future cash flows related thereto, receivables from sales of concentrate and valuation of concentrate inventory, and the determination of mineral reserves and mine life. Actual results could differ from these estimates.

(o)	Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(p)	Comparative figures

Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.

4.	Arrangement agreement (tracking preferred shares and Harmony Gold Property)

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental Minerals Corporation ("Continental"), a British Columbia company with certain directors in common with Taseko, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale of the Harmony Gold Property to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

As this acquisition was a related party transaction not in the normal course of business and did not result in the culmination of an earnings process, the acquisition was recorded by the Company at the net book value of the assets transferred, net of cash consideration, as follows:

Assets acquired	Amount
Property and equipment	$8,488
Reclamation deposit	175,000
Mineral property interests	28,811,296

$28,994,784
Consideration given
Cash	$2,230,000
12,483,916 tracking preferred shares of Gibraltar	26,641,948
114,800 common shares of the Company to a dissenting shareholder	122,836

$28,994,784

As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $4.14 (as of September 30, 2005). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

5.	Mineral property interests

	September 30,	September 30,
	2005	2004
Gibraltar Copper Mine (note 5(a))	$1,000	$1,000
Prosperity Gold-Copper Property (note 5(b))	1,000	1,000
Harmony Gold Property (note 5(c))	1,000	1,000
	$3,000	$3,000

(a)	Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL") for $3.3 million. The acquisition of the Gibraltar mine, which had been on care and maintenance since 1998, included plant and equipment and supplies inventory of the Gibraltar mine, and $8 million of funds set aside for future reclamation. As part of its 1999 operating permits, the Company had agreed to incur a total of $4 million on reclamation and

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

environmental programs during the six year period July 1999 to July 2005. The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004. Pursuant to this approved closure plan, the Ministry agreed that the Company had satisfied the $4 million reclamation obligation required under the 1999 operating permits.

The agreement contained certain indemnification clauses. The $8 million of funds set aside for future reclamation were considered a "Qualified Environmental Trust" for Canadian income tax purposes. During the year ended September 30, 2003, the Government of British Columbia released these funds from the Trust, which resulted in an income inclusion to the Company, and consequently resulted in the Company utilizing $3.57 million of tax pools otherwise available to it. The Company has made claim to BWCL for this estimated tax liability under the indemnification terms of the agreement. No amount has been recognized in these consolidated financial statements related to this claim.

During fiscal 2001, the Company wrote down the accumulated mineral property interest acquisition costs related to the Gibraltar mine to a nominal amount of $1,000.

Part of the Gibraltar mine consists of waste rock dumps which the Company has an obligation to reclaim. In November 2002, the Company entered into a Landfill Management Agreement and an associated Partnering Agreement with the Cariboo Regional District ("CRD"), whereby the CRD funded the Company to construct (which the Company completed), operate, manage and maintain, on an ongoing basis, a municipal landfill on certain of the waste rock dumps for the CRD for the life of the landfill, expected to be in excess of 80 years.

During the year ended September 30, 2004, the Company commenced restart activities and entered into an agreement with Ledcor CMI Ltd. and Ledcor Mining Ltd. (together "Ledcor"), whereby Ledcor would finance certain equipment and commission, restart, and operate the Gibraltar mine. Ledcor’s primary responsibility was the commissioning and the operating of the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as the recruitment of personnel and the maintenance of equipment and facilities.

Pursuant to the agreement, the Company is required to maintain a bank account with a balance of at least $5 million in a "product revenue account", for the purposes of providing a working capital reserve for operations and general administrative costs. The Company granted a general security agreement in favour of Ledcor in the amount of $5.8 million and a second charge on certain mine equipment with an appraised fair value of at least $5.8 million. Under certain circumstances, a fee of up to $7 million (reducing by $250,000 per month, commencing October 2005) is payable upon the termination of the agreement prior to February 1, 2008.

(b)	Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada. The $28.66 million cash and share

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

consideration to acquire the Prosperity property was written down to a nominal $1,000 value in fiscal 2001, to reflect the extended depressed conditions in the metals markets.

In May 2005, the Company entered into an option agreement with Amarc Resources Ltd ("Amarc"), a public company with certain directors in common with Taseko, for Amarc to earn a 50% interest in the Wasp and Anvil properties currently held by Taseko, which are located approximately 15 kilometers southeast of the Company's Prosperity project. Amarc will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period. To September 30, 2005, Amarc had incurred $nil of eligible exploration expenditures on these properties.

(c)	Harmony Gold Property

Under the terms of an arrangement agreement (note 4), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

The Company does not believe there has been a fundamental change in the nature of the Harmony Gold Property; however, as the Company had not conducted significant exploration or development on the property in the last several years the Harmony Gold Property was written down to a nominal value of $1,000 during the year ended September 30, 2004.

(d)	Acquisition agreements

Gibraltar Engineering Services Limited Partnership ("GESL Partnership")

In fiscal 2001, Gibraltar Mines Ltd., Gibraltar Engineering Services Limited Partnership (the "GESL Partnership"), and Cominco Engineering Services Ltd. concluded an agreement to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar mine. In December 2001, the GESL Partnership completed a private placement of limited partnership units for aggregate proceeds of $1.85 million to partially fund the evaluation work. In February 2002, the Company issued 4,966,659 Taseko common shares at $0.44 per share to acquire Gibraltar Refinery (2002) Ltd., which had acquired certain of the private placement units of the GESL Partnership. A further $3 million of expenditures were incurred by the GESL Partnership, which were financed by a separate partnership, the GESL Refinery Process ("GRP") Partnership, for a total financing amount of $4.85 million. In December 2002, a general partnership interest in the GRP Partnership was acquired and financed by a third party for $3.0 million.

In April 2003, under a plan of arrangement, the Company issued 7,446,809 Taseko common shares for total consideration of $3.5 million to complete the acquisition of Gibraltar Engineering Services Limited ("GESL"), which had acquired the remaining business of the GESL Partnership.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

Gibraltar Reclamation Trust Limited Partnership ("GRT Partnership")

In December 2003, the GRT Partnership completed a private placement of limited partnership units for aggregate proceeds of $18.6 million, and entered into a joint venture arrangement with Gibraltar Mines Ltd., with the purpose of restarting the Gibraltar mine with the funds raised. Gibraltar Mines Ltd., as its contribution to the joint venture, was to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust ("QET"), which consequently allowed Gibraltar Mines Ltd. to access other funds then held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the joint venture agreement, the GRT Partnership was to be entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

In March 2004, the Company issued 7,967,742 common shares at $2.79 per share for total consideration of $22.23 million to acquire all of the units of the GRT Partnership. In conjunction with this agreement, certain directors and officers of the Company personally guaranteed certain obligations to third parties on behalf of the Company to the extent of $4.5 million. In consideration for the guarantee, the Company issued 225,000 common shares at $2.00 per share to those directors and officers.

(e)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Northern Dynasty Minerals Ltd. ("Northern Dynasty") and Rockwell Ventures Inc. ("Rockwell"), each public companies with certain directors in common with the Company. Under the terms of the Agreement, the Company granted to Northern Dynasty, and to Rockwell, rights to earn joint venture working interests, subject to a maximum of $650,000 in the case of Northern Dynasty and $200,000 in the case of Rockwell, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after Northern Dynasty and Rockwell earned their working interests, the Company had the right to purchase their interests at 110% in cash or in common shares of the Company, at the Company's option. If the Company elected to issue common shares, the common shares to be issued were to have been valued at the weighted average ten-day trading price as traded on the TSX Venture Exchange.

In December 2003, Northern Dynasty earned an interest in these properties to the extent of $650,000 and Rockwell earned an interest in these properties to the extent of $200,000. In March 2004, Taseko exercised its right to purchase the interests earned by Northern Dynasty and Rockwell by issuing 256,272 common shares to Northern Dynasty and 78,853 common shares to Rockwell.

(f)	Royalty Agreement (promissory note and royalty obligation)

In September 2004, the Company entered into agreements with an unrelated investment partnership, Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar Mines Ltd. sold to Red Mile a royalty for $67.357 million cash, which cash was received on September 29,

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

2004. These funds were subsequently loaned to a trust company (and a promissory note received) and the Company pledged the promissory note along with interest earned and to be earned thereon for a total of $70.2 million to secure its royalty obligations under the agreements.

At September 30, 2005, the promissory note amounted to $72,317,854 (2004 – $68,172,380), of which $2,637,499 was current, while the royalty obligation amounted to $68,790,797 (2004 –$67,357,000) of which $2,637,499 was current.

Pursuant to the agreements, the Company received an aggregate of $10.5 million in fees and interest for services performed in relation to the Red Mile transaction, of which $5.25 million was received in each of September 2004 and December 2004, and included in interest and other income.

The amount of $5.25 million received in September 2004 included $1.75 million for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar Mines Ltd. under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $1,575,000 (2004 – $1,750,000), of which $175,000 was current, remaining as deferred as at September 30, 2005.

Annual royalties will be payable by Gibraltar Mines Ltd. to Red Mile at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the later of (i) December 2014 and (ii) five years after the end of commercial production from the mine. Gibraltar Mines Ltd. is entitled to have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company at fair value; however such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company has granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI is payable at September 30, 2005.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

6.	Property, plant and equipment

Equipment - Prosperity and Harmony Properties
	September 30, 2005			September 30, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Field	$11,879	$11,038	$841	$11,879	$10,677	$1,202
Computer and office	15,172	14,534	638	15,172	14,262	910
Total Prosperity and
Harmony Properties	$27,051	$25,572	$1,479	$27,051	$24,939	$2,112

Plant and equipment - Gibraltar Mine
	September 30, 2005			September 30, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Buildings and equipment	$6,059,655	$929,212	$5,130,443	$5,931,580	$492,030	$5,439,550
Mine equipment (note 7)	11,259,369	3,237,581	8,021,788	32,458,793	2,544,160	29,914,633
Plant and equipment	4,407,039	961,242	3,445,797	975,493	666,369	309,124
Vehicles	916,288	311,281	605,007	198,519	115,426	83,093
Computer equipment	1,057,681	384,467	673,214	101,162	90,040	11,122
Total Gibraltar mine	$23,700,032	$5,823,783	$17,876,249	$39,665,547	$3,908,025	$35,757,522

Mineral property interests (note 5)			$3,000			$3,000

Net asset retirement obligation adjustment (note 3(f))			$(7,963,736)			$(8,779,655)

Mineral property, plant and equipment			$9,916,992			$26,982,979

In accordance with the Gibraltar mine permit, the Company has pledged the mine's plant and certain equipment which, when taken at market value and combined with reclamation deposits (approximately $18.1 million at September 30, 2005), provide the Government of British Columbia with the required security for the estimated reclamation liability on the Gibraltar mine.

7.	Assets under capital leases

Gibraltar Mine
	September 30, 2005			September 30, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Mine equipment	$22,350,693	$1,556,693	$20,794,000	$–	$–	$–

In March 2004, the Company purchased a mining shovel for approximately $13.0 million and in May 2004, the Company purchased five mine haul trucks for approximately $10.7 million. Approximately $0.5 million was incurred installing the equipment at the Gibraltar mine.

In October 2004, the Company sold the mining shovel and the five haul trucks for approximately $22.0 million, of which approximately $17.5 million was received, net of a 20% down payment (approximately $4.5 million) which was funded by the Company. The purchaser leased the shovel and trucks to a subsidiary of Ledcor CMI Ltd. ("Ledcor"), and this equipment is used at the Gibraltar mine. The Company has accounted for this as a sale-leaseback transaction (note 8), and has recorded a loss on sale of approximately $2.2 million.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

The assets under capital leases are being amortized on a units-of-production basis over tons mined. Amortization expense for assets under capital lease for the year ended September 30, 2005 amounted to $1,556,693 (2004 – $nil; 2003 – $nil).

8.	Capital lease obligation

The Company has certain mining equipment which it acquired pursuant to a sale-leaseback arrangement in October 2004 (note 7). The associated capital leases are payable in US dollars at variable floating interest rates ranging from approximately 6% to 10%. These capital leases have terms of 48 months, and are secured by the mining equipment to which they relate. Minimum required payments, in US dollars, on these leases until extinguishment are as follows:

	Year ended		Year ended		Year ended
	September 30,		September 30,		September 30,
		2006		2007		2008		Total
Principal	US$	1,799,548	US$	1,894,677	US$	9,273,127	US$	12,967,352
Interest		626,302		531,173		430,738		1,588,213
Total	US$	2,425,850	US$	2,425,850	US$	9,703,865	US$	14,555,565

In Canadian dollars, the obligation is presented as:

	Year ended September 30
	2005	2004

Total capital lease obligation	$15,077,139	$–
Less: principal amounts due within one year	(2,092,334)	–
Capital lease obligation – long term	$12,984,805	$–

A lease guarantee fee of approximately US$46,500 ($54,000) per month, until the earlier of October 2008 or the extinguishment of the leases, is payable in addition to the above amounts.

The Company has the right to acquire, and the lessor has the right to oblige the Company to acquire, this equipment for residual values totaling approximately US$7.3 million ($8.5 million) at the end of the lease term in September 2008.

9.	Operating line of credit and vehicle loans

The Company had an unsecured $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, due on demand, with no fixed terms of repayment. All amounts owing were paid and the line of credit was cancelled during the year ended September 30, 2005.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

The Company has a series of loans related to certain of the on-road vehicles used at the mine site, at interest rates ranging from 0% to 9.75% . Most of these loans have a term of 36 months, and are secured by the vehicles to which they relate. The required payments on these loans until extinguishment are as follows:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2006	2007	2008	Total
Principal	$214,715	$132,965	$48,936	$396,616
Interest	20,267	9,663	978	30,908
Total	$234,982	$142,628	$49,914	$427,524

10.	Share capital

(a)	Authorized

Authorized share capital of the Company consists of 200,000,000 common shares without par value.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

(b)	Issued and outstanding

	Number
Common shares	of Shares	Amount
Balance, September 30, 2002	33,921,663	$91,889,200
Issued during the year
Share purchase options at $0.50 per share	40,000	20,000
Private placement at $0.30 per share, net of issue costs	2,185,000	645,245
Private placement at $0.30 per share, net of issue costs	4,470,001	1,253,654
Private placement at $0.40 per share, net of issue costs	5,817,500	2,146,666
For acquisition of the remaining business of the GESL Partnership,
net of issue costs (note 5(d))	7,446,809	3,491,554
Balance, September 30, 2003	53,880,973	99,446,319
Issued during the year
Share purchase options at $0.50 per share	4,265,000	2,132,500
Share purchase options at $0.40 per share	152,500	61,000
Share purchase options at $0.25 per share	75,000	18,750
Share purchase options at $0.55 per share	380,000	209,000
Share purchase options at $0.65 per share	25,500	16,575
Fair value of stock options allocated to shares issued on exercise		290,000
Share purchase warrants at $0.58 per share	276,596	160,426
Share purchase warrants at $0.55 per share	414,850	228,168
Share purchase warrants at $0.40 per share	302,250	120,900
Share purchase warrants at $0.50 per share	7,393,751	3,696,876
Share purchase warrants at $0.75 per share	473,332	354,999
Private placement at $0.60 per share, net of issue costs	6,700,000	3,910,728
Private placement at $2.00 per share, net of issue costs	3,900,000	7,323,943
Private placement at $1.25 per share, net of issue costs	8,000,000	8,933,206
For acquisition of Gibraltar Reclamation Trust Limited Partnership	7,967,742	22,193,039
at $2.79 per share, net of issue costs (note 5(d))
Loan guarantee at $2.00 per share (note 10(d))	225,000	450,000
Farmout agreement at $2.79 per share (note 5(e))	335,125	935,000
Balance, September 30, 2004	94,767,619	150,481,429
Issued during the year
Share purchase options at $0.25 per share	50,000	12,500
Share purchase options at $0.30 per share	100,000	30,000
Share purchase options at $0.38 per share	20,000	7,600
Share purchase options at $0.40 per share	22,500	9,000
Share purchase options at $0.55 per share	610,000	335,500
Share purchase options at $0.81 per share	45,000	36,450
Share purchase options at $1.36 per share	270,000	367,200
Share purchase options at $1.40 per share	44,500	62,300
Share purchase options at $1.65 per share	10,000	16,500
Fair value of stock options allocated to shares issued on exercise		742,000
Share purchase warrants at $0.75 per share	2,313,336	1,735,002
Private placement at $1.45 per share, net of issue costs	5,204,361	6,993,961
Balance, September 30, 2005	103,457,316	$160,829,442

(c)	Convertible debenture

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

share in year one and escalating by $0.25 per share per year thereafter ($4.64 per share as at September 30, 2005). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in whole from time to time, the debenture into fully paid common shares of the Company from year one to year ten, but has not requested any conversions to date.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash, it has been included as a separate component of shareholders’ equity on the balance sheet. Commencing October 1, 2005, as a result of a new accounting standard which the Company will adopt on that date, the convertible debenture will be presented as a long term liability.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the estimated fair value of the option to convert the debenture into common shares and (ii) the estimated fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is required to be accreted to the face value of the convertible debenture over the life of the debenture by, in the Company’s case, a direct charge to deficit. The continuity of the convertible debenture is as follows:

	Year ended	Year ended
	September 30,	September 30,
	2005	2004
Present value of convertible debenture
Beginning of period	$10,754,763	$9,777,058
Accretion for the period	1,075,478	977,705
End of period	11,830,241	10,754,763
Conversion right	9,822,462	9,822,462
Convertible debenture	$21,652,703	$20,577,225

	June 30,	September 30,
	2005	2004

Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.64	$4.39
Number of common shares potentially issuable under
unexercised conversion right	3,663,793	3,872,437

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

(d)	Share purchase option plan

The Company has a share purchase option plan approved by the shareholders that allows it to grant a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less common shares reserved or issued in the plan, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	2005		2004		2003
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	8,627,500	$ 1.13	4,685,000	$ 0.48	4,145,000	$ 0.50
Granted during the period	2,040,000	1.15	8,855,500	1.12	770,000	0.41
Exercised during the period	(1,172,000)	0.75	(4,898,000)	0.50	(40,000)	0.50
Expired/cancelled during period	(215,000)	1.47	(15,000)	1.36	(190,000)	0.50
Closing balance	9,280,500	$ 1.17	8,627,500	$ 1.13	4,685,000	$ 0.48
Average contractual remaining life
(years)		1.69		1.93		1.03
Range of exercise prices	$0.55-$1.50		$0.25-$1.65		$0.25-$0.50

The following table summarizes information about share purchase options outstanding at September 30, 2005:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	September 30,	remaining	exercise	September 30,	exercise
prices	2005	contractual life	price	2005	price
$0.55 to $0.74	1,780,000	1.00 years	$ 0.55	1,780,000	$ 0.55
$0.75 to $0.99	–	–	–	–	–
$1.00 to $1.24	2,040,000	4.17 years	$ 1.15	813,334	$ 1.15
$1.25 to $1.50	5,460,500	0.98 years	$ 1.39	5,460,500	$ 1.39
	9,280,500	1.69 years	$ 1.17	8,053,834	$ 1.18

As at September 30, 2005, 8,053,834 of the options outstanding had vested with optionees and were exercisable.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the year have been reflected in the statement of operations as follows:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003
Compensation cost recognized in operations,
credited to contributed surplus	$1,129,026	$5,172,244	$65,344

The grant date fair value of options granted during the year ended September 30, 2005 was $1,357,502 (2004 – $5,171,890; 2003 – $64,799).

The weighted average assumptions used to estimate the fair value of options during the years ended September 30, 2005, 2004, and 2003 were:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003
Risk free interest rate	3%	3%	3%
Expected life	2.75 years	2.4 years	2.5 years
Volatility	90%	95%	145%
Expected dividends	nil	nil	nil

(e)	Share purchase warrants

The continuity of share purchase warrants during the year ended September 30, 2005 is as follows:

		Outstanding				Outstanding
	Exercise	September 30,				September 30,
Expiry dates	price	2004	Issued	Exercised	Expired	2005
January 8, 2006	$0.40	375,000	–	–	–	375,000
December 31, 2005	$0.75	6,226,668	–	(2,313,336)	–	3,913,332(i)
March 10, 2005	$2.25	3,900,000	–	–	(3,900,000)	–
September 28, 2006	$1.40	8,000,000	–	–	–	8,000,000(ii)
September 18, 2006	$1.66	–	5,204,361	–	–	5,204,361
		18,501,668	5,204,361	(2,313,336)	(3,900,000)	17,492,693

(i)

Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $1.50 for ten consecutive trading days. As at September 30, 2005, management had not given notice of this accelerated expiry.

(ii)

Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $2.80 for ten consecutive trading days.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

Subsequent to the year ended September 30, 2005, a total of 1,320,000 warrants were exercised for gross proceeds of $990,000.

The continuity of share purchase warrants during the year ended September 30, 2004 is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			September 30,
Expiry dates	price	2003	Issued	Exercised	2004
October 19, 2003	$0.58	276,596	–	(276,596)	–
December 27, 2003	$0.55	414,850	–	(414,850)	–
January 8, 2006	$0.40	375,000	–	–	375,000
December 31, 2003	$0.40	302,250	–	(302,250)	–
December 31, 2004	$0.50	7,393,751	–	(7,393,751)	–
December 31, 2005	$0.75	–	6,700,000	(473,332)	6,226,668
March 10, 2005	$2.25	–	3,900,000	–	3,900,000
September 28, 2006	$1.40	–	8,000,000	–	8,000,000
		8,762,447	18,600,000	(8,860,779)	18,501,668

The continuity of share purchase warrants during the year ended September 30, 2003 is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			September 30,
Expiry dates	price	2002	Issued	Exercised	2003
October 19, 2003	$0.58	276,596	–	–	276,596
December 27, 2003	$0.55	414,850	–	–	414,850
January 8, 2006	$0.40	375,000	–	–	375,000
December 31, 2003	$0.40	–	302,250	–	302,250
December 31, 2004	$0.50	–	7,393,751	–	7,393,751
		1,066,446	7,696,001	–	8,762,447

(f)	Contributed surplus

Balance, September 30, 2002	$–
Non-cash stock-based compensation (note 10(d))	65,344
Contributed surplus, September 30, 2003	$65,344
Changes during fiscal 2004:
Non-cash stock-based compensation (note 10(d))	5,172,244
Fair value of stock options allocated to shares issued on exercise	(290,000)
Contributed surplus, September 30, 2004	4,947,588
Changes during fiscal 2005:
Non-cash stock-based compensation (note 10(d))	1,129,026
Fair value of stock options allocated to shares issued on exercise	(742,000)
Contributed surplus, September 30, 2005	$5,334,614

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

11.	Site closure and reclamation obligations

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003
Balance, beginning of period,
as previously reported	$32,700,000	$32,700,000	$32,700,000
Impact of adoption of new accounting policy
(note 3(f))	(16,960,000)	(18,391,000)	(19,691,000)
As restated	15,740,000	14,309,000	13,009,000
Accretion expense	1,574,000	1,431,000	1,300,000
Balance, end of period	$17,314,000	$15,740,000	$14,309,000

The estimated amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2017 dollars, is $49.4 million (September 30, 2004 – $32.7 million) and are expected to be spent over a period of approximately three years beginning in 2017. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 10%, to arrive at a net present value of $17,314,000 (2004 – $15,740,000). The accretion of $1,574,000 (2004 –$1,431,000; 2003 – $1,300,000) is charged to the statement of operations.

In accordance with the Gibraltar mine permit, the Company has pledged the mine’s plant and certain equipment (note 6) which, when taken at market value and combined with reclamation deposits (approximately $18.3 million at September 30, 2005), provide the Government of British Columbia with the required security for the estimated reclamation liability for principally the Gibraltar mine and the reclamation obligations related to the Prosperity and Harmony properties, which are not significant as these projects are in the exploration stage.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

12.	Income taxes

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2005 – 39.5%, 2004 – 40.9%) for the following reasons:

	2005	2004

Earnings (loss) before income taxes	$6,843,251	$(58,350,872)

Expected tax expense (recovery) based on statutory rates	2,703,000	(23,863,000)
Permanent differences	446,000	5,080,000
Tax pools not recognized	–	17,536,000
Deductions allowable for tax purposes	(2,912,000)	–
Income recognized for tax, but not for accounting	–	23,744,000
Recognition of previously unrecognized tax assets	(17,351,000)	–
Other	(408,000)	1,247,000
Tax expense (recovery) for the year	$(17,522,000)	$23,744,000

Presented as:
Current income tax expense (recovery)	$(4,099,000)	$23,744,000
Future income tax expense (recovery)	(13,423,000)	–
	$(17,522,000)	$23,744,000

As at September 30, 2005 and 2004, the estimated tax effect of the significant components within the Company’s future tax assets were as follows:

	2005	2004
Mineral properties	$4,513,000	$7,472,000
Loss carry forwards	154,000	1,412,000
Equipment	15,000	15,000
Royalty obligation	23,458,000	16,154,000
BC mining taxes	9,062,000	11,627,000
Other tax pools	2,373,000	740,000
	39,575,000	37,420,000
Valuation allowance	(23,709,000)	(36,741,000)
Future income tax assets	15,866,000	679,000
Lease equipment and related lease obligation	(1,949,000)	–
Reclamation obligation	(494,000)	(679,000)
Net future income tax asset	$13,423,000	$–

Current portion	$4,479,000	$–
Long term portion	8,944,000	–
Net future income tax asset	$13,423,000	$–

At September 30, 2005 the Company's tax attributes included non capital losses in Canada totaling approximately $nil (2004 – $3.1 million), capital losses totaling approximately $0.9 million (2004 – $0.9 million) which are available indefinitely to offset future taxable capital

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

gains, and resource tax pools totaling approximately $13.3 million (2004 - $21.0 million) which are available indefinitely to offset future taxable income.

The Company has accrued a tax provision of a subsidiary company of approximately $19.6 million (2004 – $23.7 million). This provision reflects an amount which management believes is less than likely of ever becoming payable. In addition, the subsidiary would exhaust all appeals if any taxes in connection with this accrual were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return nor has any taxation authority assessed the amount or any portion thereof as payable.

13.	Supplementary cash flow disclosures

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	September 30,	September 30,	September 30,
	2005	2004	2003
Issuance of common shares on acquisition of remaining
business of GESL Partnership (note 5(d))	$–	$–	$3,500,000
Issuance of common shares on acquisition of Gibraltar
Reclamation Trust Limited Partnership (note 5(d))	–	22,230,000	–
Acquisition of assets under capital lease (note 7)	(22,350,693)	–	–
Advances under capital lease (note 8)	22,350,693	–	–
Issuance of common shares for loan guarantee (note 5(d))	–	450,000	–

	September 30,	September 30,	September 30,
	2005	2004	2003
Supplemental cash flow information
Cash paid during the year for
Interest	$1,046,568	$49,294	$101,942
Taxes	$554	$45,352	$6,135

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

14.	Related party transactions and advances

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	Year ended	Year ended
	September 30,	September 30,
Transactions	2005	2004
Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses (a)	$1,222,603	$806,970
Hunter Dickinson Group Inc.
Consulting services rendered to the Company (b)	$12,800	$12,800

	September 30,	September 30,
Advances	2005	2004
Advances to (from) (c)
Hunter Dickinson Inc. (a)	$(105,067)	$198,281
Hunter Dickinson Group Inc. (b)	–	(3,424)
Advances to related parties	$(105,067)	$194,857

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Taseko. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company.

(c)	Advances are non-interest bearing and due on demand.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

15.	Differences between Canadian and United States GAAP

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The material differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") are summarized below:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003
Consolidated Statements of Operations		(restated)	(restated)
Earnings (loss) for the year under Canadian GAAP	$24,365,251	$(81,388,919)	$(4,137,049)
Adjustments under US GAAP
Reclamation accretion expense (b)	–	483,727	438,843
Amortization of flow-through share premium (c)	–	396,000	182,750
Amortization of mineral properties (d)	–	–	(1,556,140)
Adjustment to write down of mineral properties (f)	–	16,362,978	–
Earnings (loss) for the year under US GAAP before
cumulative effect of change in accounting policy	24,365,251	(64,146,214)	(5,071,596)
Cumulative adjustment for change in accounting
policy for asset retirement obligations (b)	–	–	11,651,262
Earnings (loss) for the year under US GAAP, being
comprehensive income	$24,365,251	$(64,146,214)	$6,579,666

Earnings (loss) per share for the year under US GAAP	$0.23	$(0.85)	$0.14
Diluted earnings (loss) per share for the year under US
GAAP	$0.21	$(0.85)	$0.14

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

		As at
	As at	September 30,
	September 30,	2004
Consolidated Balance Sheets	2005	(restated)
Total assets under Canadian GAAP	$190,996,878	$130,866,418
Adjustments under US GAAP
Property, plant and equipment (b)	5,320,000	1,434,000
Accumulated amortization of mineral claims,
net of write downs (d), (e) and (f)	(400)	(200)
Total assets under US GAAP	$196,316,478	$132,300,218

Total liabilities under Canadian GAAP	$150,057,082	$125,026,912
Adjustments under US GAAP
Convertible debenture presented as debt (a)	17,000,000	17,000,000
Reclamation liability (b)	–	(3,886,000)
Total liabilities under US GAAP	$167,057,082	$138,140,912

Total shareholders' equity under Canadian GAAP	$40,939,796	$5,839,506
Adjustments under US GAAP
Convertible debenture presented as debt (a)	(17,000,000)	(17,000,000)
Reclamation liability (b)	5,320,000	5,320,000
Accumulated amortization of mineral claims (d)	(3,112,480)	(3,112,280)
Adjustment to value allocated to tracking preferred shares upon
acquisition of Harmony Project (e)	(13,250,898)	(13,250,898)
Adjustment to accumulated write down of Harmony Project (f)	16,362,978	16,362,978
Total shareholders' equity under US GAAP	$29,259,396	$(5,840,694)

There are no material differences between Canadian GAAP and US GAAP in the consolidated statement of cash flows, except that for US GAAP restricted cash of $Nil (September 30, 2004 - $Nil, September 30, 2003 – $1,584,000) would be excluded from cash and equivalents with a corresponding adjustment in financing activities.

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material differences from Canadian GAAP follows:

(a)

Under Canadian GAAP, the present value of the convertible debenture disclosed in note 10(c) is presented as equity, whereas under US GAAP the convertible debenture at its face value would be presented as a long-term liability.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible debenture to the face value of the convertible debenture over the life of the debenture is charged directly to deficit. Under US GAAP, no such accretion would be required. The presentation in this reconciliation of this difference has been revised from that presented in prior years.

(b)	In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

(“SFAS 143”). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost). For purposes of the reconciliation, the Company adopted SFAS 143 effective October 1, 2002.

Under US GAAP, on adoption of SFAS 143 on October 1, 2002, the Company would have recorded income of $11,651,262 million as the cumulative effect of the change in accounting principles, a net decrease of $2,282,954 to inventories, a net decrease of $10,154,214 to property, plant and equipment, and a decrease in the provision for site closure and reclamation of $24,088,430 to reflect the effect of this change in the method of accounting for asset retirement obligations compared to the amounts previously recorded in the Company’s consolidated financial statements prepared under Canadian and US GAAP.

Effective October 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations, which is substantively the same as SFAS 143 (see note 3(f)). On adoption of the Canadian standard, the amount of the adjustment to site closure and reclamation was measured retroactively and recognized on October 1, 2004.

There were certain changes in the Company’s estimate of future cashflows underlying the obligation during fiscal 2005 and 2004 which have been incorporated into the Company’s retroactive adoption of the Canadian standard on Oct 1, 2004. However, pursuant to US GAAP, and due to the earlier adoption of SFAS 143 in fiscal 2003, changes in estimates of future cash flows underlying the obligation are recognized on a prospective basis. Accordingly, under US GAAP, property, plant and equipment would increase for the year ended September 30, 2005 by $5,320,000 (2004 - $1,434,000) and the reclamation liability would decrease by nil (2004 - $3,886,000).

(c)

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has accounted for the issue of flow-through shares by crediting share capital for the amount of the proceeds received when renounced.

For US GAAP, the premium paid in excess of the fair value of non-flow-through shares is credited to other liabilities and included in operations over the period in which the Company incurs the qualified expenditures.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which were unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP. At September 30, 2005 and 2004 there were no unexpended flow-through funds.

(d)

Under US GAAP, through to March 31, 2004, mineral properties without proven and probable reserves were classified as intangible assets, subject to amortization over the earlier of their useful life or the expiry of the mineral claim (without consideration of any renewal periods). Accordingly, the Harmony Property and the Prosperity Property were being amortized over ten years. This resulted in additional amortization expense of $1,556,140 in 2003 being recorded under US GAAP. Effective April 1, 2004, pursuant to EITF 04-2 “Whether Mineral Rights are Tangible or Intangible Assets”, the Company reclassified its mineral properties as tangible assets and ceased amortizing them.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

Under Canadian GAAP, mineral properties may be classified as capital assets and amortized once the mineral property is put into operation, or written off to operations when the property is abandoned or allowed to lapse, when the carrying value exceeds its fair value, or if there is little prospect of further exploration work being carried out. As such, for Canadian GAAP, no amortization of mineral properties was recorded for any year presented.

(e)

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. For all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian and US GAAP purposes. However, in fiscal 2001 and prior years, mineral property exploration costs were capitalized for Canadian GAAP purposes. As a result of the Company capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,250,898 of mineral property exploration costs included in the book value of the Harmony Gold Property at the date of its purchase by Taseko in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the tracking preferred shares of the Company (note 4) upon the acquisition of the Harmony Gold Property.

(f)

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company adopted SFAS 144 on October 1, 2002, on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

As the Company had not conducted significant exploration or development on the Harmony Gold Property in the last several years the property was written down to a nominal value of $1,000 during the year ended September 30, 2004. Although the treatment for the impairment of long-lived assets is the same for Canadian and US GAAP, as a result of a lower initial carrying value, as described in note 15(e) above, and the accumulated amortization of the Harmony Gold Property for US GAAP purposes, as described in note 13(d) above, the Harmony Gold Property had different carrying values for Canadian and US GAAP prior to its impairment. Consequently, the write down of the Harmony Gold Property was $12,447,318 in 2004 for US GAAP purposes. For Canadian GAAP the write down was $28,810,296 in 2004.